Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Announcement

Replacement of Business Tax with Value-added Tax

This announcement is made by Guangshen Railway Company Limited (the “Company”)pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Cap. 571).

According to the Notice on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax (Cai Shui No. 106 [2013]) issued by the Ministry of Finance and the State Administration of Taxation, the railway transportation industry has been included into the pilot program for replacing business tax with value-added tax (“VAT Reform”) since January 1, 2014, as a result of which, the value-added tax rate for provision of railway transportation services by railway transportation corporation is 11% and that for provision of related logistics and ancillary services is 6%. The Company is not required to pay business tax on the abovementioned railway transportation and related logistics and ancillary services along with the implementation of the VAT Reform.

According to the Company’s most recent unaudited management accounts, the VAT Reform had certain negative impacts on the Company’s operating profits in the short term, mainly due to the following reasons: value-added tax is a tax detached from the selling price and, in accordance with International Accounting Standards, operating income shall be recognized after deduction of value-added tax, thus resulting in a lower revenue after deduction of value-added tax of the Company in comparison with the corresponding period in previous year given that the current pricing standard remains the same as that was adopted before the implementation of the VAT Reform; secondly, the value-added tax rate applicable to the Company is higher than the business tax rate applicable to the Company previously, leading to a lower net income in comparison with the corresponding period in previous year based on the same revenue calculation method; thirdly, given the input tax deductible on purchase of equipment will gradually be realized within the relevant depreciation period in future years, as such as of now, the cost reduction available to the Company for VAT input tax is not sufficient to offset the decreased amount of operating income of the Company under its current cost structure.

In order to reduce the impact of the VAT Reform on the Company’s net profits in the short term, the Company will further optimize its train schedule, implement the structural reform for freight transportation to expand its operation and increase its revenue, diversify its business portfolio and strengthen its tax management capacity.

The actual impact on the Company’s operating income, costs and expenses, net profits etc. after implementation of the VAT Reform may be different from the above analysis due to possible effects from various factors including tax collection and management policies, revenue structure, VAT input tax deductions and timing of implementation. The above analysis may not be an accurate reflection of the actual effects of the VAT Reform on the Company’s financial results. The investors should exercise caution when dealing in the securities of the Company.

By Order of the Board
Guangshen Railway Company Limited Guo Xiangdong
Company Secretary

Shenzhen, the PRC,

19 August 2014

Forward-looking statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” under the definition of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward- looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Please refer to the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC for further information regarding such risks, uncertainties and other factors.

As at the date of this announcement, the Board comprises:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Huang Xin

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting